

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
No Act
7-14-03



03027654

July 18, 2003

Kevin S. Woltjen
Woltjen Law Firm
4144 North Central Exprwy., Ste. 410
Dallas, TX 75204

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/18/2003

Re: Global Entertainment Holdings/Equities, Inc.
Incoming letter dated July 14, 2003

Dear Mr. Woltjen:

This is in response to your letter dated July 14, 2003 concerning the shareholder proposal submitted to Global Entertainment by David E. Abboud. On July 10, 2003, we issued our response expressing our informal view that Global Entertainment could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Global Entertainment may exclude the proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Global Entertainment omits the proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Martin P. Dunn
Deputy Director

cc: David E. Abboud
R&D Company
5709 F. Street
Omaha, NE 68117

WOLTJEN
LAW FIRM

4144 North Central Expwy., Ste. 410
Dallas, Texas 75204

Telephone: 214-742-5555
Facsimile: 214-742-5545
E-mail: woltjenlaw@woltjenlaw.com

July 14, 2003

Mr. Martin Dunn
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA FACSIMILE DELIVERY

RE: Global Entertainment Holdings/Equities, Inc.

Dear Mr. Dunn:

As independent counsel to Global Entertainment Holdings/Equities, Inc. (the "Company"), we hereby seek reconsideration of our confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "Proxy Materials") a stockholder proposal (the "Proposal") submitted to the Company in a December 12, 2002 letter from David Abboud ("Proponent"). Although the Company recently requested the Commission's no action regarding five shareholder (5) proposals, this request for reconsideration only relates to one Proposal.

The history of the Proposal is evidenced by the following documents, which are in the possession of Ms. Grace Lee, who recommended we seek reconsideration from you:

1. Proponent's December 12, 2002 letter to the Company which includes the Proposal;
2. The Company's December 20, 2002 letter to David Abboud pursuant to Rule 14a-8(f), which sets forth the procedural and eligibility deficiencies of the Proposal;
3. Proponent's December 30, 2002 letter in response to the procedural and eligibility deficiencies of the Proposal;
4. The Company's April 24, 2003 letter requesting no action by the Commission; and
5. The Commission's July 10, 2003 response to the Company's no action request.

The Company expects to file its definitive Proxy Materials by July 18, 2003 and desires to exclude David Abboud's Proposal for the reasons set forth herein. The exclusion is permitted by Rules 14a-8(c), 14a-8(i)(1), 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended, as set forth in the Company's no action letter dated April 24, 2003.

You may recognize that time is extremely limited until the Company must disseminate its definitive proxy to its shareholders. Please notice that the Company submitted its request for no-action on April 25, and just received the Commission's response on July 10. Accordingly, we appreciate your prompt review.

The Proponent's proposal, as submitted, states "*Retroactively effective as of January 1, 2002, approval of any changes in the by-laws shall require a (2/3) vote of the shareholders.*" Additionally, Proponent's statement of support sets forth, "*A vote in favor of this proposal will require an additional 16.66% more votes to change By-laws in the future and will require ratification of the previous By-laws' change effected by the Board at its July 15, 2002 meeting that was passed without a shareholder vote...*"

The Commission's response dated July 10, 2003 states that the Commission is unable to concur with our view that the Company may exclude the Proposal under rule 14a-8(c). The Proposal essentially contains five (5) proposals for inclusion in the Proxy Materials in violation of the "single proposal" rule. The five proposals include (i) amending the Company's bylaws to require a 2/3 vote of shareholders for any future change to the bylaws, and the four other proposals are generated by virtue of the Proposal's attempt to "require ratification of the previous By-laws' change effected by the Board at its July 15, 2002 meeting that was passed without a shareholder vote." As the Company's board effected four changes to the bylaws on July 15, 2002, Proponent's Proposal effectively requires reconsideration of each of these four proposals, which are as follows:

> (ii) amending the title of the bylaws of the Corporation from "Bylaws of Masadi Resources, Inc." to read "Bylaws of Global Entertainment Holdings/Equities, Inc;"
>
> (iii) amending Article II, Section 2, "Stockholders' Meetings; Special Meetings" of the Company's bylaws providing for limitations regarding the calling of special meetings of stockholders;
>
> (iv) amending Article III, Section 2, "Board of Directors; Number and Qualification" of the Company's bylaws; and
>
> (v) amending Article V, Section 1, "Officers; Election and Tenure" of the Company's bylaws, both of which provided more stringent qualifications for officers and directors.

These additional proposals accordingly constitute "bundling" of related proposals in a single item which is prohibited by Rule 14a-4.

A separate reason why the Proposal is allowed to be excluded is that it contravenes the laws of the Company's state of incorporation, Colorado. The Proposal attempts to invalidate board action that was properly effectuated on July 15, 2002 in compliance with the Company's articles of incorporation and bylaws, as well as state law and Commission rules and regulations.

As this Proposal effectively attempts to have the Company's shareholders invalidate the current bylaws and restore them to their pre-July 15, 2002 form, the Proposal flatly contradicts and offends state law allowing board action. The Proposal also contradicts Colorado law which allows a board of directors to engage in matters within normal and ordinary business operations. The normal and ordinary nature of the bylaw changes are evidenced by shareholders' adoption or consent to the Company's current bylaws and incorporation pursuant to the laws of the State of Colorado, both of which explicitly allowing the board to effect amendments to bylaws.

Accordingly, the Proposal constitutes five (5) separate proposals and should therefore be excluded under Rules 14a-8(c), 14a-8(i)(1), 14a-8(i)(3),14a-8(i)(6) and 14a-8(i)(7).

For all of the above reasons, we hereby respectfully request confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the Proxy Materials for the Company's 2003 Annual Meeting of Stockholders for the reasons set forth above.

We thank you in advance for your prompt review of this request for reconsideration.

Sincerely,



Woltjen Law Firm

cc: David Abboud

WOLTJEN
LAW FIRM

4144 North Central Exprwy., Ste. 410
Dallas, Texas 75204

Telephone: 214-742-5555
Facsimile: 214-742-5545
E-mail: woltjenlaw@woltjenlaw.com

FACSIMILE COVER SHEET

DATE: July 14, 2003

RECIPIENT FAX NUMBER: 202-942-9525

TO: Martin Dunn

FROM: Christina Trench

REGARDING: Reconsideration Request

TOTAL PAGES SENT (including this cover sheet): 4

MESSAGE:

Mr. Dunn:

Please find to follow a request for reconsideration of our confirmation that the staff of the Securities and Exchange Commission will not recommend enforcement action if Global Entertainment Holdings/Equities, Inc. omits from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders David Abboud's stockholder proposal and the supporting statement. Grace Lee advised us that the request for reconsideration should be directed to your attention.

Sincerely,



Christina Trench
Attorney at Law